Exhibit 99.2

SILVERCORP METALS INC.
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 10:00 A.M. ON SEPTEMBER 27, 2019

DATED AUGUST 13, 2019

SILVERCORP METALS INC.
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silvercorp Metals Inc. (the “Company”) will be held at Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada in the Hastings Room on Friday, September 27, 2019 at 10:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the year ended March 31, 2019, together with the report of the auditor thereon;

2.	to fix the number of directors at five;

3.	to elect directors of the Company for the ensuing year;

4.	to re-appoint Deloitte LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

5.

to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution ratifying, approving and adopting the Company’s amended and restated share based compensation plan (the “Omnibus Plan”), approved by the Company’ board of directors on August 7, 2019, as more particularly described in the accompanying management information circular (the “Information Circular”);

6.	to re-approve the Company’s existing stock option plan and all unallocated stock options and entitlements thereunder if the Omnibus Plan is not approved by the Shareholders; and

7.	to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Only Shareholders of record on August 12, 2019, are entitled to receive notice of and vote at the Meeting or at any adjournments thereof.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the accompanying form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Information Circular accompanying this notice. Shareholders who hold their shares in the Company through a broker or intermediary are not registered Shareholders and should refer to the accompanying Information Circular for instructions on how to vote their shares.

As described in the notice and access notification mailed to the Shareholders, the Company will, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, deliver this notice, the Information Circular, and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting

Materials at www.envisionreports.com/SilvercorpMetalsAGM2019. The Meeting Materials will be available on this website on August 20, 2019 and will remain on the website for one full year thereafter. Additionally, the Company will post the Meeting Materials under the Company’s profile on SEDAR at www.sedar.com on August 20, 2019.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your proxy or voting instruction form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

DATED at Vancouver, British Columbia, this 13th day of August 2019

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chairman, CEO and Director
Silvercorp Metals Inc.

TABLE OF CONTENTS

SOLICITATION OF PROXIES	5
NOTICE AND ACCESS	5
PROXY INSTRUCTIONS	6
REVOCATION OF PROXIES	6
HOW TO VOTE	7
VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXYHOLDERS	8
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	8
RECORD DATE, VOTING SHARES, AND PRINCIPAL SHAREHOLDERS	8
PARTICULARS OF MATTERS TO BE ACTED UPON	9
NUMBER OF DIRECTORS	9
ELECTION OF DIRECTORS	9
APPOINTMENT OF AUDITOR	11
APPROVAL OF SHARE BASED COMPENSATION PLAN	12
CORPORATE GOVERNANCE	17
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	18
COMPENSATION COMMITTEE	18
AUDIT COMMITTEE	18
EXECUTIVE COMPENSATION	19
EQUITY COMPENSATION PLANS	30
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS	32
MANAGEMENT CONTRACTS	32
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	32
AUDITOR	32
ADDITIONAL INFORMATION	33
BOARD APPROVAL	33

SCHEDULE “1”	THE BOARD OF DIRECTORS CHARTER	33
SCHEDULE “2”	CORPORATE GOVERNANCE COMMITTEE CHARTER	34
SCHEDULE “3”	COMPENSATION COMMITTEE CHARTER	35
SCHEDULE “4”	AUDIT COMMITTEE CHARTER	36
EXHIBIT “A”	CORPORATE GOVERNANCE DISCLOSURE	38
EXHIBIT “B”	SHARE BASED COMPENSATION PLAN	44

SILVERCORP METALS INC.
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 10:00 A.M. ON SEPTEMBER 27, 2019

The information in this management information circular (“Information Circular”) is given as at August 13, 2019.

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of Silvercorp Metals Inc. for use at the annual general meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”), to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting (“Notice of Meeting”) and at any adjournments thereof. In this Information Circular, references to the “Company”, “we”, “our” and “Silvercorp” refer to Silvercorp Metals Inc. and its subsidiaries, unless stated otherwise. “Common Shares” means common shares without par value in the capital of the Company. “Options” means the stock options granted to the directors, officers, employees, and consultants of the Company in accordance with the terms of the Company’s stock option plan.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers, and employees of the Company or by the Company’s registrar and transfer agent. All costs of solicitation will be borne by the Company. The principal executive office of the Company is located at Suite 1750 –1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1. The telephone number is (604) 669-9397, toll free telephone number is 1-888-224-1881, and facsimile number is (604) 669-9387. The Company’s website address is www.silvercorp.ca. The information on this website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.

NOTICE AND ACCESS

This year, the Company has elected to use the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Notice of Meeting, the form of proxy (the “Proxy”) or voting information form (the “Voting Instruction Form”), as applicable, and this Information Circular (collectively, the “Meeting Materials”) to both Registered Shareholders and Non-Registered Shareholders (each as defined below).

Under Notice and Access, instead of receiving a printed copy of the Meeting Materials, Shareholders receive a notice (the “Notice-and-Access Notification”) with information as to the date, location and purpose of the Meeting, as well as information on how they may access the Meeting Materials electronically.

As described in the Notice-and-Access Notification mailed to the Shareholders, the Company will, in accordance with NI 54-101, deliver the Meeting Materials to Shareholders by posting the Meeting Materials at www.envisionreports.com/SilvercorpMetalsAGM2019 on August 20, 2019. The Meeting Materials will remain on the website for one full year thereafter. Additionally, the Company will post the Meeting Materials under the

Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com on August 20, 2019.

Shareholders who wish to receive paper copies of the Meeting Materials or audited financial statements may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your Proxy or Voting Instruction Form. Meeting Materials and/or audited financial statements will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

If you have any questions, please call toll free 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about Notice and Access.

The Company anticipates that Notice and Access will directly benefit the Company through reductions in postage and printing costs.

PROXY INSTRUCTIONS

Appointment of Proxyholder(s)

The persons named in the Proxy are directors and/or officers of the Company. A Registered Shareholder (as defined below) has the right to appoint a different person or company, who need not be a Shareholder, to represent the Registered Shareholder at the Meeting by striking out the names of the persons named in the Proxy and inserting the name of that other person or company in the blank space provided. If you leave the space on the Proxy blank, those directors and/or officers named on the Proxy will be appointed to act as your proxyholder.

The Proxy must be signed in writing by the Registered Shareholder, or such Registered Shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the Registered Shareholder is a corporation, the Proxy must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such Proxy. A Proxy will only be valid if it is duly completed, signed, dated and received at the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), in accordance with the instructions provided on the Proxy, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES

A Registered Shareholder may revoke a Proxy by delivering an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing, or where the Registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting, on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken. A Registered Shareholder may also revoke a Proxy by depositing another properly executed Proxy bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders (as defined below) who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Company (where the Non-Registered Shareholder is a NOBO (as defined below)) or their Intermediaries (where the Non-Registered Shareholder is an OBO (as defined below)) to change their vote and, if necessary, revoke their Proxy.

HOW TO VOTE

Only Shareholders whose name appears on the records of the Company’s central security register (“Registered Shareholders”) as of the Record Date (as defined below) or their duly appointed proxyholders are permitted to vote at the Meeting. Non-Registered Shareholders (as defined below) are not permitted to vote at the Meeting unless they follow the instructions set forth below.

Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the Proxy and delivering it according to the instructions contained in the Proxy and this Information Circular. If you intend to attend the Meeting and vote your Common Shares in person, you do not need to complete a Proxy.

Non-Registered Shareholders: Most Shareholders are “non-registered” shareholders (“Non-Registered Shareholders”), meaning the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

If you are a Non-Registered Shareholder, the documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your Intermediary that you do not object to the Intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your Intermediary that you object to the Intermediary disclosing such beneficial ownership information. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting, if you follow the procedures outlined below.

Non-Objecting Beneficial Owners: If you are a NOBO, and unless you have previously informed your Intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from the Company or its agent a Notice-and-Access Notification and a Voting Instruction Form pursuant to NI 54-101. These security holder materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding the Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Voting Instruction Form.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the Voting Instruction Form provided to you and we will deposit it with our transfer agent, or, if you request on the Voting Instruction Form, we will send you a Proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your Common Shares to be voted, please complete and return the information requested in the Voting Instruction Form to provide your specific voting instructions. If you do not return your voting instructions as specified in the Voting Instruction Form, your Common Shares will not be voted.

Objecting Beneficial Owners: The Company does not intend to pay for Intermediaries to forward the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to Non-Registered Shareholders who are OBOs under NI 54-101. OBOs will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery. If you receive or have already received from your Intermediary either a Voting Instruction Form or a Proxy, follow the instructions provided in order to ensure your Common Shares are voted in accordance with your instructions. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow for providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting, you should follow the procedure in the instructions provided by or on behalf of your Intermediary and insert your name in the space provided on the Voting Instruction Form or Proxy or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

The purpose of the above procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary or the Company, as applicable, including those regarding when and where the Proxy or Voting Instruction Form is to be delivered.

A Non-Registered Shareholder may revoke a Voting Instruction Form or any waiver of their right to receive materials relating to a meeting which has been given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a Voting Instruction Form or of a waiver of the right to receive materials relating to a meeting which is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXYHOLDERS

If you complete your Proxy properly, then the nominee named in your Proxy will vote or withhold from voting the Common Shares represented by the Proxy in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you do not specify a choice on any given matter to be voted upon, your Common Shares will be voted in favour of such matter. The Proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice of Meeting, or any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditor. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

RECORD DATE, VOTING SHARES, AND PRINCIPAL SHAREHOLDERS

The directors of the Company have fixed August 12, 2019 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any such Registered Shareholder who either personally attends the Meeting or has completed and delivered a Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Common Shares voted at the Meeting. Non-Registered Shareholders should refer to the instructions above if they wish their Common Shares to be voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares, each Common Share carrying the right to one vote. As of the Record Date, the Company has issued and outstanding 167,879,612 fully paid and non-assessable Common Shares. The Company has no other classes of securities.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by Proxy and every person who is a representative of a Registered Shareholder will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and which will be available at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons who, or companies that, beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

NUMBER OF DIRECTORS

The board of directors of the Company (the “Board”) presently consists of five directors. Management proposes that the number of directors on the Board be fixed at five. Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be fixed at five (5) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”). The Board recommends a vote “FOR” the approval of the resolution setting the number of directors at five (5). In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the approval of the resolution setting the number of directors at five (5).

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders or until his or her successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the BCBCA.

No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Company’ advance notice policy (the “Advance Notice Policy”). A copy of the Advance Notice Policy was filed under the Company’s profile on SEDAR at www.sedar.com and is available on the Company’s website at http://www.silvercorp.ca/company/corporate_governance/. The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the BCBCA; or (ii) a requisition of the Shareholders made in accordance with section 167 of the BCBCA. Among other things, the Advance Notice Policy fixes a deadline by which holders of record of the Common Shares must submit director nominations to the secretary of the Company prior to any annual or special meeting of Shareholders and sets forth the specific information that a Shareholder must include in the written notice to the secretary of the Company.

In the case of an annual meeting of Shareholders, notice to the Company must be made not less than 30 or more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

To be in proper written form, a notice to the Company nominating a person for election to the Board must include certain information as set forth in the Advance Notice Policy with respect to the nominee and to the nominating Shareholder. The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Management has received written consent from each of Management’s nominees for election as a director as to their willingness and ability to serve as a director. The Company has adopted a majority voting policy in accordance with the recommendation of the Canadian Coalition for Good Governance, which means that any director nominee who receives more votes cast as withheld than voted in favour shall be considered not to have received the support of the Shareholders and will tender his or her resignation immediately following the Meeting. If there are more nominees for election than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled. A copy of the majority voting policy can be found on the Company’s website at http://silvercorp.ca/company/corporate_governance/.

In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the election of the nominees named below.

The following table sets out the names of Management’s nominees for election as directors, the municipality and province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares that each nominee beneficially owns, or controls or directs, directly or indirectly, as of August 12, 2019.

Name and	Current Positions	Principal Occupations During the	Date of	Common
Municipality	and Offices Held	Last Five Years(1)	Appointment as a	Shares
of Residence(1)			Director or Officer	Beneficially
				Owned(2)
Rui Feng (5), 56 Beijing, China	Chairman, Chief Executive Officer and Director Not independent (3)	Chairman of the Company from September 2003 to present; appointed CEO of New Pacific Metals Corp. as at May 2010 and director of New Pacific Metals Corp. from May 2004 to present.	September 4, 2003	5,228,000
S. Paul Simpson (4)(5)(6), 62 Vancouver, BC, Canada	Director Independent	Solicitor at Armstrong Simpson, Barristers & Solicitors	June 24, 2003	818,684
David Kong(4)(6), 73 Vancouver, BC, Canada	Director Independent	Partner at Ernst & Young LLP from 2005 to 2010. Currently, Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc.	November 24, 2011	100,000
Yikang Liu (6), 77 Beijing, China	Director Independent	Past Deputy Secretary General of China Mining Association.	July 24, 2006	118,000
Marina Katusa (4)(5), 35 Vancouver, BC, Canada	Director Independent	Director Corporate Development and Strategy, GCT Global Container Terminals Inc. from 2013 to 2017. Vice President Corporate Development, Exeter Resource Corporation from 2012 to 2013.	September 29, 2017	10,000
Total				6,274,684
Notes:
(1)	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective nominee.
(2)	The number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished by each proposed nominee.
(3)	Dr. Rui Feng is not independent on the basis that he is an executive officer of the Company.
(4)	Member of the Audit Committee.
(5)	Member of the Corporate Governance and Nominating Committee.
(6)	Member of the Compensation Committee.

Silvercorp confirms that no director, together with his or her associates or affiliates, owns or controls directly or indirectly 10% or more of the outstanding Common Shares.

No proposed director:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject to an order that was issued while the proposed director was acting the capacity as director, chief executive; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, be reappointed as the auditor of the Company to hold office until the next annual general meeting of the Shareholders or until a successor is appointed, and that the directors be authorized to determine the auditor’s remuneration. Deloitte LLP, Chartered Professional Accountants was first appointed as the auditor of the Company on November 26, 2012.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution appointing Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as auditor of the Company until the next annual general meeting of Shareholders or until a successor is appointed, at remuneration to be fixed by the Board.

The Board recommends a vote “FOR” the approval of the resolution appointing Deloitte LLP, Chartered Professional Accountants, as auditor of the Company at remuneration to be fixed by the Board. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the appointment of Deloitte LLP as auditor of the Company at remuneration to be fixed by the Board.

APPROVAL OF SHARE BASED COMPENSATION PLAN

The Board has determined that it is advisable to adopt a share based compensation plan (the “Omnibus Plan”), a copy of which is attached as Exhibit “B” to this Information Circular, which it believes is in the best interests of the Company. The Omnibus Plan will amend and restate the Company’s existing stock option plan (the “Existing Option Plan”). Options granted under the Existing Option Plan will remain outstanding and be governed by the terms of the Omnibus Plan if the Omnibus Plan is approved by the shareholders of the Company. If the Omnibus Plan is not approved, the Existing Option Plan will remain in place and Options will continue to be governed by such Existing Option Plan, and the Company will seek re-approval of the Existing Option Plan and all unallocated options and entitlements thereunder. If the shareholders of the Company do not pass the resolution re-approving the Existing Option Plan at the Meeting, the options previously granted before September 27, 2019 will be valid; however, the Company will not be permitted to grant further options without shareholder approval.

The Board is of the view that the Omnibus Plan is required in order to provide additional incentive to the directors, officers, employees and consultants who provide services to the Company to act in the best interests of the Company.

The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

  Types of Awards – Pursuant to the Omnibus Plan, the Company may issue options (“Options”), Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”, and together with the Options and RSUs, collectively the “Awards”).

  Participants – Pursuant to the Omnibus Plan, the Company may issue Awards to the directors, officer, employees and consultants of the Company (each an “Eligible Person”). Each such Eligible Person granted Awards pursuant to the Plan – a “Participant”.

  Maximum Number of Shares Issuable – The maximum number of shares (the “Shares”) issuable under the Omnibus Plan, together with the number of shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding shares of the Company, from time to time (the “Outstanding Issue”).

  Plan Limits – When combined with all of the Company’s other security-based compensation arrangements, the Omnibus Plan shall not result in:

    the number of Shares issuable to any one person at any time exceeding 5% of the Outstanding Issue;

    the number of Shares (i) issued to Insiders within a one-year period, and (ii) issuable to Insiders at any time, exceeding 10% of the Outstanding Issue;

    the issuance to any one Insider and such Insider’s associates, within any one year period, exceeding 5% of the Outstanding Issue; or

    the issuance to consultants of the Company of a number of Shares exceeding 2% of the Outstanding Issue.

Options

  Terms and Exercise Price – The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the closing price of the Shares on the Toronto Stock Exchange (the “Market Price”) on the date prior to the grant date.

  Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Omnibus Plan.

  Vesting Schedule – Unless otherwise specified at the time of grant, Options vest and become exercisable in 25% increments on each of the 6 month, 12 month, 18 month, and 24 month anniversaries from the grant date.

  Exercise of Option – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or (ii) if permitted by the Board, by undertaking a cashless exercise with the assistance of a broker (which may include authorizing the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Company to satisfy the Option Price and any applicable tax withholdings), or (iii) if permitted by the Board, on a cashless basis by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

  Termination of Employment – If a Participant ceases to be a director, officer, employee or consultant of the Company for any reason other than death, such director, officer, consultant or employee of the Company shall have such rights to exercise any Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination, or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement.

  Death – If a Participant dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the director, officer, employee or consultant of the Company under this Plan which remains outstanding.

Restricted Share Units and Performance Share Units

  Terms – RSUs and PSUs are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. The terms applicable to RSUs and PSUs under the Omnibus Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

  Vesting – Unless otherwise provided, RSUs typically vest on the second anniversary of the date the RSU was granted and shall be settled in accordance with the settlement provisions described below.
  Unless otherwise noted, PSUs shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied and shall be settled in accordance with the settlement provisions described below. Vesting of PSUs is contingent upon achieving certain performance criteria.

  Settlement – On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

  Dividend Equivalents – As dividends are declared, additional RSUs and PSUs may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

  Termination of Employment – If a director, officer, consultant or employee of the Company ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs and PSUs that were vested on or before the date of the termination of employment or services of such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of termination, after which time the RSUs and PSUs shall in all respects terminate.

  Death – If a Participant dies, all outstanding RSUs and PSUs that were vested on or before the date of the date of death such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the grant date of the RSU and the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining RSUs and PSUs shall in all respects terminate as of the date of death.

General

  Assignment – Except as may otherwise be specifically determined by the Board with respect to a particular Award, Awards granted under the Omnibus Plan are non-assignable and non-transferable other than by will or by the laws of descent and distribution.

  Change of Control – In the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this requirement, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full.
  Additionally, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control (including to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards).

  Amendments Not Requiring Shareholder Approval – The Board may amend the Omnibus Plan or Awards at any time, provided, however, that no such amendment may adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

    for the purposes of making formal minor or technical modifications to any of the provisions of the Omnibus Plan;

    to correct any ambiguity, defective provisions, error or omission in the provisions of the Omnibus Plan;

    to change any vesting provisions of Awards;

    to change the termination provisions of the Awards or the Omnibus Plan;

    to change the persons who qualify as Eligible Persons under the Omnibus Plan; and

    to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Omnibus Plan.

  Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

    an increase in the number of Shares issuable under Awards granted pursuant to the Omnibus Plan;

    a reduction in the Option Price of an Option, or a cancellation and reissuance of an Option;

    an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with the Omnibus Plan;

    a revision to the assignment provisions to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

    a revision to the insider participation limits or the non-executive director limits;

    a revision to the amending provisions; or

    any amendment required to be approved by shareholders of the Company under applicable law (including without limitation, pursuant to the policies of the TSX).

  Black Out Periods – If the expiry date or vesting date of an Award falls (other than a PSU or RSU awarded to a Canadian resident) is (i) during a self-imposed blackout period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), or (ii) within two business days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout Period has ended, the expiry date or vesting date of such Award. In the case of a RSU or PSU awarded to a Canadian resident, any settlement that is effected during a Blackout Period shall be settled in cash, notwithstanding any other provision of the Omnibus Plan.

Grants of RSUs

On August 12, 2019, the Board approved the grant of RSUs under the Omnibus Plan, which are subject to shareholder approval of the Omnibus Plan and, also subject to shareholder ratification of the RSU grants. The RSUs granted under the Omnibus Plan as of the date of this Information Circular are set forth below. In the event that the Omnibus Plan is not approved by our shareholders, the RSUs granted thereunder will be cancelled.

Participants Granted RSUs	Number of RSUs
Rui Feng	220,000
Paul Simpson	60,000
David Kong	60,000
Marina Katusa	60,000
Yikang Liu	60,000
Derek Liu	60,000
Lon Shaver	37,500
Yong-Jae Kim	26,250
Other Eligible Persons(1)	390,000
Total	973,750

Note:
(1)	Represents all other Participants who are not directors or officers of the Company that were granted RSUs under the Omnibus Plan on an aggregated group basis.

Regulatory and Shareholder Approval

The TSX Company Manual requires shareholder approval of security-based compensation arrangements in respect of arrangements that involve the issuance from treasury or potential issuance from treasury of securities of the issuer.

As the Omnibus Plan provides for the potential issuance from treasury of securities of the Company, shareholders will be asked to vote for or against the following resolution at the Meeting:

“WHEREAS the Board of Directors (the “Board”) of Silvercorp Metals Inc. (the “Company”) approved on August 7, 2019 the adoption of the Share Based Compensation Plan (the “Omnibus Plan”) for the benefit of any employee, officer, director, or consultant of the Company;

AND WHEREAS the maximum number of common shares of the Company (“Shares”) available for issuance under the Omnibus Plan shall not exceed 10% of the issued and outstanding common shares of the Company from time to time less the number of Shares reserved for issuance under all other security based compensation arrangements of the Company;

AND WHEREAS the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the shareholders of the Company, that:

1.

the Omnibus Plan, as disclosed in the management information circular of the Company dated August 13, 2019 (the “Information Circular”), including reserving for issuance under the Omnibus Plan at any time a maximum of 10% of the outstanding common shares of the Company for issuance from time to time pursuant to the exercise or settlement of awards thereunder, is hereby approved, ratified and confirmed;

2.	the Company is hereby authorized to continue granting awards under the Omnibus Plan until September 27, 2022, which is the date that is three (3) years from the date hereof;

3.	the grants of restricted share units, as disclosed in the Information Circular, are hereby approved, ratified and confirmed; and

4.

any one director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution.”

The Board has determined that the Omnibus Plan is in the best interests of the Company and its shareholders and recommends that Shareholders vote IN FAVOUR OF the foregoing resolution approving the Omnibus Plan.

The resolution regarding the approval of the Omnibus Plan must be passed by the majority of the votes cast by shareholders present or represented by proxy who are entitled to vote at the Meeting.

In the event the shareholders of the Company do not approve the Omnibus Plan at the Meeting, the shareholders will be asked to pass a resolution re-approving the Existing Option Plan as follows:

“NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the shareholders of the Company, that:

1.

the Company’s existing stock option plan (the “Existing Option Plan”), as described in the management information circular of the Company dated August 13, 2019, is hereby re-approved, if and only to the extent the Company’s amended and restated share based compensation plan is not approved by the shareholders of the Company;

2.	all unallocated stock options and entitlements under the Company’s Existing Option Plan are hereby approved until September 27, 2022;

3.	the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Existing Option Plan; and

4.

any one director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution.”

The Board recommends that Shareholders vote IN FAVOUR OF the foregoing resolution approving the Existing Option Plan.

In order to be effective, the resolution regarding the approval of the Existing Option Plan must be passed by the majority of the votes cast by shareholders present or represented by proxy who are entitled to vote at the Meeting.

CORPORATE GOVERNANCE

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The Company has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the Shareholders to manage, or supervise the Management of the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Four out of five members of the Board are independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). To facilitate the ability of the Board to function independently of Management, there is only one member of Management on the Board, the Chief Executive Officer and Chairman. During each Board meeting, the independent directors meet without the members of Management present.

The Board has adopted a description of how it delineates its roles and stewardship responsibilities in the Board of Directors Charter, which is attached hereto as Schedule “1”. This description incorporates the guidelines and principles outlined in NI 52-110, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines. The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting Shareholders’ interests and maximizing value for the Shareholders. The disclosure regarding the Company’s corporate governance practices that is required by NI 58-101 is attached hereto as Exhibit “A”.

Summary of Attendance of Directors

The following table sets out the attendance of current directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended March 31, 2019:

Meeting(s) Attended in the Most Recently Completed Financial Year
Corporate
Governance and
		Nominating	Compensation	Audit
	Board	Committee	Committee	Committee
Director	4 Meetings	3 Meetings	2 Meetings	4 Meetings
Dr. Rui Feng	4 out of 4	3 out of 3	n/a	n/a
S. Paul Simpson	4 out of 4	3 out of 3	2 out of 2	4 out of 4
Yikang Liu	4 out of 4	n/a	2 out of 2	n/a
David Kong	4 out of 4	n/a	2 out of 2	4 out of 4
Marina Katusa	4 out of 4	3 out of 3	n/a	4 out of 4

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance and Nominating Committee works to ensure that (a) the Board functions independently of Management, (b) Management is clearly accountable to the Board, and (c) procedures are in place to monitor the effectiveness of the performance of the Board, the committees of the Board and individual directors. The Corporate Governance and Nominating Committee is comprised of Paul Simpson, Marina Katusa, and Rui Feng. Paul Simpson and Marina Katusa are independent directors pursuant to NI 52-110. The Corporate Governance and Nominating Committee Charter is attached hereto as Schedule “2”.

COMPENSATION COMMITTEE

The Compensation Committee is responsible for determining and approving compensation for directors and senior officers. The Compensation Committee Charter is attached hereto as Schedule “3”. The Compensation Committee is comprised of Paul Simpson, Yikang Liu, and David Kong, all of whom are independent directors pursuant to NI 52-110. All committee members have experience in executive compensation. Paul Simpson is a senior lawyer and brings over 25 years’ experience in corporate law and corporate governance as it relates to compensation committees. Yikang Liu is the past Deputy General Secretary for China Mining Association and former Vice-Chair of the Geological Society of China.. David Kong has over 30 years’ experience as a Chartered Accountant, is a certified director (ICD.C) of the Institute of Corporate Directors, and acts as a director on a number of publicly listed resource companies. As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, and experience in reviewing executive and director compensation; administering of stock options and stock option grants; and reviewing performance goals and assessments of executives. Within the last fiscal year, no consultants or advisors were retained to assist in determining compensation. The Compensation Committee is relying in part on the 2015 Mercer Mining Industry Compensation Survey to confirm the reasonableness of the CEO’s compensation package relative to other North American mining companies with similar revenues. The Company’s compensation policies and programs are designed to be competitive with publicly listed mining companies of similar size and to recognize and reward executive performance consistent with the success of the Company’s business.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) dated June 21, 2019, under the heading “Audit Committee”, including a copy of the Audit Committee Charter which is attached hereto as Schedule “4”. The Audit Committee is comprised of David Kong, Marina Katusa, and Paul Simpson, all of whom are independent directors pursuant to NI 52-110. The AIF is available under the Company’s profile at www.sedar.com.

The Corporate Governance and Nominating Committee, Compensation Committee, and Audit Committee will each be re-constituted after the Meeting.

EXECUTIVE COMPENSATION

The following table sets forth a summary of the total compensation during the three most recently completed financial years paid to the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and the three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD$150,000 and any additional individuals who satisfy these criteria but for the fact that individual was not serving as an officer, nor acting in a similar capacity, at the end of the most recently completed financial year, hereinafter referred to as the “Named Executive Officers” or the “NEOs”.

Summary Compensation Table

Name and	Fiscal	Salary	Share-	Option-	Non-Equity Incentive		Pension	All Other	Total
Principal Position	Year	and/or	Based	Based	Plan Compensation		Value	Compens	Compensation
	Ended	consulting	Awards	Awards	(CAD$)		(CAD$)	ation	(CAD$)
	March	fees	(CAD$)	(CAD$)(6)				(CAD$)
	31	(CAD$)
					Annual	Long
					Incentive	Term
					Plans	Incentive
						Plans
Dr. Rui Feng,(1) Chairman, CEO and Director	2019	974,012	Nil	288,475	1,351,350	Nil	Nil	Nil	2,613,837
	2018	909,822	Nil	367,281	1,316,250	Nil	Nil	Nil	2,593,353
	2017	886,005	Nil	147,323	648,675	Nil	Nil	Nil	1,682,003
Derek Liu,(2) CFO	2019	222,750	Nil	96,159	129,200	Nil	Nil	5,610	452,632
	2018	220,000	Nil	126,871	88,800	Nil	Nil	5,351	441,022
	2017	205,000	Nil	73,662	69,500	Nil	Nil	5,575	353,737
Lorne Waldman,(3) Senior Vice President	2019	116,656	Nil	22,645	58,100	Nil	Nil	Nil	197,401
	2018	236,250	Nil	101,497	60,500	Nil	Nil	5,351	403,598
	2017	227,813	Nil	58,929	32,100	Nil	Nil	6,102	323,944
Lon Shaver(4) Vice President	2019	166,667	Nil	88,249	Nil	Nil	Nil	3,700	258,616
Yong-Jae Kim,(5) General Counsel and Corporate Secretary	2019	174,167	Nil	71,266	Nil	Nil	Nil	4,833	250,265
Notes:
(1)

Consulting fees are payable to Dr. Rui Feng for his services pursuant to a consulting agreement dated October 1, 2017. The Board reviews and adjusts such fees annually. No compensation was paid to Dr. Rui Feng for his services as a director of the Company in fiscal 2019, 2018, or 2017.

(2)	Consulting fee are payable to a firm controlled by Derek Liu for his services.
(3)	Lorne Waldman ceased being Senior Vice President effective September 30, 2018.
(4)	Lon Shaver was appointed as Vice President on October 1, 2018.
(5)	Yong-Jae Kim was appointed as General Counsel and Corporate Secretary on October 1, 2018.

(6)	The Company has adopted IFRS 2 – Share-based Payment to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect Management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted in each fiscal year ended March 31:

Name	Fiscal	Grant	Options	Exercise	Expiry	Weighted	Weighted	Weighted	Weighted
	Year of	Date	Granted	price	Date	average	average	average	average
	Options		(1)	(CAD$)		expected	risk free	volatilities	fair value
	Granted					life	rates		per option
						(years)			(CAD$)
Dr. Rui Feng, Chairman, CEO and Director	2019	24-Aug-2018	150,000	3.40	24-Aug-2021	2.26	2.13%	56.65%	1.13
	2019	16-Nov-2018	150,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
	2018	12-Mar-2018	150,000	3.23	12-Mar-2021	2.29	1.87%	66.86%	1.20
	2018	03-Oct-2017	140,000	3.36	02-Oct-2020	2.25	1.54%	71.70%	1.33
	2017	19-Jan-2017	100,000	3.63	18-Jan-2020	2.25	0.81%	72.78%	1.47
Derek Liu, CFO	2019	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.65%	1.13
	2019	16-Nov-2018	50,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
	2018	12-Mar-2018	50,000	3.23	12-Mar-2021	2.29	1.87%	66.86%	1.20
	2018	03-Oct-2017	50,000	3.36	02-Oct-2020	2.25	1.54%	71.70%	1.33
	2017	19-Jan-2017	50,000	3.63	18-Jan-2020	2.25	0.81%	72.78%	1.47
Lorne Waldman, Senior Vice President	2019	24-Aug-2018	20,000	3.40	24-Aug-2021	2.26	2.13%	56.65%	1.13
	2018	12-Mar-2018	40,000	3.23	12-Mar-2021	2.29	1.87%	66.86%	1.20
	2018	03-Oct-2017	40,000	3.36	02-Oct-2020	2.25	1.54%	71.70%	1.33
	2017	19-Jan-2017	40,000	3.63	18-Jan-2020	2.25	0.81%	72.78%	1.47
Lon Shaver, Vice President	2019	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.65%	1.13
	2019	16-Nov-2018	40,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
Yong-Jae Kim, General Counsel and Corporate Secretary	2019	24-Aug-2018	35,000	3.40	24-Aug-2021	2.26	2.13%	56.65%	1.13
	2019	16-Nov-2018	40,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
Note:
(1)	Options granted to the above Named Executive Officers have a two year vesting period with 25% of the Options vesting every six months.

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes awards outstanding at fiscal year ended March 31, 2019, for each NEO:

	Option-Based Awards				Share-Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	Securities	Exercise	Expiration	Unexercised	Shares or	Payout Value	Payout Value
	Underlying	Price	Date	In-The-	Units of	of Share-	of Vested
	Unexercised	(CAD$)		Money	Shares that	Based	Share-Based
	Options			Options (1)	have not	Awards that	Awards not
				(CAD$)	Vested (#)	have not	Paid Out or
						Vested	Distributed
						(CAD$)	(CAD$)
Dr. Rui Feng, Chairman, CEO and Director	100,000	1.75	29-May-2019	168,000	Nil	Nil	Nil
	130,000	1.76	14-Oct-2019	217,100	Nil	Nil	Nil
	600,000	1.43	02-Jun-2020	1,200,000	Nil	Nil	Nil
	100,000	3.63	18-Jan-2020	-	Nil	Nil	Nil
	140,000	3.36	02-Oct-2020	9,800	Nil	Nil	Nil
	150,000	3.23	12-Mar-2021	30,000	Nil	Nil	Nil
	150,000	3.40	24-Aug-2021	4,500	Nil	Nil	Nil
	150,000	2.60	16-Nov-2021	124,500	Nil	Nil	Nil
Derek Liu, CFO	150,000	1.43	02-Jun-2020	300,000	Nil	Nil	Nil
	50,000	3.63	18-Jan-2020	-	Nil	Nil	Nil
	50,000	3.36	02-Oct-2020	3,500	Nil	Nil	Nil
	50,000	3.23	12-Mar-2021	10,000	Nil	Nil	Nil
	50,000	3.40	24-Aug-2021	1,500	Nil	Nil	Nil
	50,000	2.60	16-Nov-2021	41,500	Nil	Nil	Nil
Lorne Waldman, Senior Vice President	50,000	1.75	29-May-2019	84,000	Nil	Nil	Nil
	45,500	1.76	14-Oct-2019	75,985	Nil	Nil	Nil
	75,000	1.43	02-Jun-2020	150,000	Nil	Nil	Nil
	40,000	3.63	18-Jan-2020	-	Nil	Nil	Nil
	40,000	3.36	18-Jan-2020	2,800	Nil	Nil	Nil
	40,000	3.23	12-Mar-2021	8,000	Nil	Nil	Nil
	20,000	3.40	24-Aug-2021	600	Nil	Nil	Nil
Lon Shaver, Vice President	50,000	3.40	24-Aug-2021	1,500	Nil	Nil	Nil
	40,000	2.60	16-Nov-2021	33,200	Nil	Nil	Nil
Yong-Jae Kim, General Counsel and Corporate Secretary	35,000	3.40	24-Aug-2021	1,050	Nil	Nil	Nil
	40,000	2.60	16-Nov-2021	33,200	Nil	Nil	Nil
Note:
(1)	The closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on March 31, 2019, was CAD$3.43.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards –	Share-Based Awards –	Non-Equity Incentive Plan
	Value vested during the	Value vested during the	Compensation – Value earned
	year (CAD$)	year (CAD$)	during the year (CAD$)
Dr. Rui Feng, Chairman, CEO and Director	288,475	Nil	1,351,350
Derek Liu, CFO	96,159	Nil	129,200
Lorne Waldman, Senior Vice President	22,645	Nil	58,100
Lon Shaver, Vice President	88,249	Nil	Nil
Yong-Jae Kim, General Counsel and Corporate Secretary	71,266	Nil	Nil

Option Repricing

There are no Options held by the NEOs that have been repriced.

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Employment Agreements

As at the date of this Information Circular, the Company does not have any employment contracts with the NEOs other than as disclosed below.

Dr. Rui Feng, CEO, Chairman and Director

Dr. Rui Feng entered into a consulting agreement for a three year term on October 1, 2017, to provide senior executive services to the Company, at the consulting fee as set out in the summary compensation above. Under the agreement, either party may terminate the agreement for any reason upon thirty (30) days written notice. In the event that the Company provides notice to terminate this agreement, it shall pay Dr. Rui Feng a termination fee equal to the full amount of the annual consulting fee, plus an additional 1/6th of the annual consulting fee for each year of service provided which commenced in September 2003.

Derek Liu, CFO

On June 26, 2019, the Company entered into a consulting agreement with a firm controlled by Derek Liu through which Derek Liu provided services as Chief Financial Officer of the Company at the consulting fee as set out in the summary compensation table above.

Lorne Waldman, Senior Vice President

On September 8, 2013, the Company entered into an employment agreement to engage Lorne Waldman as Senior Vice President of the Company, at a base salary as set out in the summary compensation table above, in which he is entitled to Options and annual performance bonuses. Lorne Waldman agreed to a “Non-Competition Period” of twelve (12) months after the termination of his employment agreement. Lorne Waldman resigned from his position effective September 30, 2018.

Lon Shaver, Vice President

On July 16, 2018, the Company entered into an employment agreement to engage Lon Shaver as Vice President of the Company, at a base salary as set out in the summary compensation table above, in which he is entitled to Options and annual performance bonuses. Lon Shaver agreed to a “Non-Competition Period” of twelve (12) months after the termination of his employment agreement.

Yong-Jae Kim, General Counsel and Corporate Secretary

On March 13, 2018, the Company entered into an employment agreement to engage Yong-Jae Kim as General Counsel and Corporate Secretary of the Company, at a base salary as set out in the summary compensation table above, in which he is entitled to Options and annual performance bonuses. Yong-Jae Kim agreed to a “Non-Competition Period” of twelve (12) months after the termination of his employment agreement.

Change of Control Agreements

The Company has in effect change of control agreements with each of Dr. Rui Feng and Derek Liu. The terms of the change of control agreements provide that if an executive officer’s employment agreement or consulting agreement, as applicable, is terminated, other than for cause, within 18 months after a “Change of Control” (as defined below), the executive officer shall be entitled to: (i) a lump sum payment equal to 18 months base compensation plus any other amounts owed for compensation in arrears, (ii) bonus, if awarded, (iii) continuation of benefits for 18 months, and (iv) immediate vesting of all outstanding Options. The Company is responsible for the payment of the Change of Control payments and there are no requirements to receiving a Change of Control payment (such as execution of a non-competition agreement, non-solicitation agreement or confidentiality agreement).

The change of control agreements deem a “Change of Control” to occur if: (i) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which equity securities of the Company possessing more than 50% of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the directors of the Company prior to the transaction constitute less than 50% of the Board membership following the transaction, except that no Change of Control will be deemed to occur if such merger, amalgamation, arrangement, consolidation, reorganization or transfer is with any subsidiary or subsidiaries of the Company; (ii) any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 25% or more of the voting rights attached to all outstanding equity securities; (iii) any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or (iv) the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

Quantified Impact of Termination and Change of Control Provisions

If a Change of Control of the Company had occurred on March 31, 2019, the total estimated cash cost to the Company of related payments to the below NEOs (which includes the accelerated option based award value) is estimated at CAD$2,150,454. The following table shows estimated incremental payments in Canadian dollars triggered pursuant to termination of employment of an NEO in accordance with the termination provisions described above:

Name	Termination Without Cause Under	Change of Control Provision Value
	Employment Agreement Provision Value	(CAD$) (1)(2)(3)(4)
	(CAD$) (1)(2)(3)
Dr. Rui Feng	3,570,118	1,636,079
Derek Liu	-	469,375

Notes:
(1)	The termination values assume that the triggering event took place on the last business day of the Company’s financial year-end (March 31, 2019).
(2)	The accelerated option-based award value on the last business day of the Company’s year-end (March 31, 2019) was calculated based on the difference between the value of the Options that would have vested and the closing price of the Common Shares on the TSX on March 31, 2019, of CAD$3.43.
(3)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered “incremental” payments made in connection with termination of employment.
(4)	If Dr. Feng is terminated by virtue of a Change of Control, he will receive the greater of the value under the change of control agreement or under his consulting agreement.

No new actions, decisions, or policies were made after the end of the last financial year to affect a reader’s understanding of an NEO’s compensation for the year ended March 31, 2019.

Compensation Discussion and Analysis

During the 2019 fiscal year, total compensation paid to the Named Executive Officers decreased to CAD$3,772,751 compared to CAD$4,054,000 in fiscal 2018 (CAD$3,324,000 in fiscal 2017). During the 2019 fiscal year, total compensation paid to the Named Executive Officers changed primarily as a result of: (i) a decrease in payment of annual bonuses totalling CAD$1,538,650 compared to CAD$1,585,350 in fiscal 2018 and CAD$852,475 in fiscal

2017; and (ii) a decrease in the value of Option grants to CAD$566,794 in fiscal 2019 compared to CAD$685,103 in fiscal 2018 and CAD$660,087 in fiscal 2017.

The Company’s executive compensation program is overseen by the Compensation Committee of the Board. See “Compensation Committee” above for a description of the composition of the Compensation Committee. The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company and the Company’s Existing Option Plan. The Compensation Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO, relative to both industry performance and overall Company performance, and compares total compensation to compensation paid by comparable companies. Comparable silver mining companies continue to be comprised of publicly traded mining companies of similar size in North America, as determined by market capitalization, revenue, and complexity relative to the Company. Comparable companies referenced by the Compensation Committee include Endeavour Silver Corp., First Majestic Silver Corp., Fortuna Silver Corp., Hecla Mining Company, Pan American Silver Corporation, SSR Mining Inc. (formerly, Silver Standard Resources Inc.), and Great Panther Silver Limited.

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management in a manner that will enhance the sustainable profitability and growth of the Company. The Company has employed a combination of base compensation and equity participation through its Existing Option Plan. In addition, the Company annually awards some of the executive officers, or companies controlled by executive officers, performance bonuses for the year. The Company does not offer securities purchase programs, Common Shares or units that are subject to restrictions on resale or other incentive plans. The Company, with the exception of Option grants, focuses on annual rather than long-term compensation.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size and with operations at a similar or a more advanced stage. The Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of total compensation. Compensation decisions are made through discussion by the Compensation Committee, with input from the Chairman and CEO, with the final recommendations of the Compensation Committee being submitted to the Board for further discussion and final approval.

The target is for the total compensation package granted to the CEO to be approximately in the middle range of other comparably sized mining companies. However, there is no fixed formula, or pre-determined set of peer companies that is used for this determination, rather the Compensation Committee focuses most closely on the executive compensation of a limited number of silver mining producers with market capitalizations and production profiles most similar to the Company. For the current year, this peer group consisted of Endeavour Silver Corp., Fortuna Silver Corp., Hecla Mining Company, and First Majestic Silver Corp. The Compensation Committee also places a particular emphasis on relative profitability.

The Compensation Committee reviews compensation mix on an annual basis with the goal of having a target performance based compensation for the Chairman and CEO to be in excess of 50% of his total base compensation. For the fiscal year of 2019, 52% of total compensation paid to Rui Feng, Chairman and CEO, came from short term performance compensation (bonus) and 11% came from long term performance compensation (Options) compared to 51% and 14%, respectively, in fiscal 2018.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including forward contracts, equity swaps, collars, or like instruments, that are designed to hedge against a decrease in market value of securities of the Company granted to such NEO or director as compensation.

Base Compensation

In the Compensation Committee’s view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with consideration also given to internal relativity, individual performance, and the difficulty in finding a suitable alternative, particularly for a North American public company with mining operations in China.

Short Term Incentive Plan

The Company does not maintain any short term incentive plans for its NEOs but does award annual performance bonuses, as discussed below.

Option-Based Awards

The Company believes that encouraging its executive officers and employees to increase the value of their shareholdings is one of the best ways of aligning their interests with those of its Shareholders. The Compensation Committee oversees the administration of the Existing Option Plan. The Existing Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries, an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers Option grants when reviewing executive officer compensation packages as a whole.

The distribution of Options is recommended by the Chairman and CEO to the members of the Compensation Committee who decide whether they agree with the recommendations and who, once satisfied, provide their recommendation to the Board. The number of Options recommended for each individual is based upon seniority, responsibilities of the job position, and the performance of the Company. The Compensation Committee’s recommendation to the Board includes the number of Options to be granted to independent directors.

The NEOs are granted Options commensurate with those offered by other companies in our industry, with consideration also given to internal relativity and individual performance. Options are granted to executive officers taking into account a number of factors, including the amount and terms of Options previously granted, base compensation, performance bonuses, if any, and competitive factors. All Options granted were granted at or above market prices, with a term of three to five years, and vesting in equal quarterly amounts over either a two, three or four-year vesting period.

During the fiscal years 2019 and 2018, the Board granted optionees Options to purchase 1,815,000 and 2,192,500 Common Shares, representing 1.1% and 1.3% of the outstanding Common Shares at the respective year-ends.

Performance Bonuses

The NEOs are paid performance bonuses commensurate with those offered by other companies in our industry, with consideration also given to Company performance, individual performance and internal relativity. Considerations for NEOs performance bonus awards paid out during the fiscal 2019 year were based primarily on two elements: (1) executive officers’ personal performance, and (2) Company performance.

The Executive Bonus Plan provides a variable component of total cash compensation that is directly related to the operating and financial performance of the Company. A total bonus pool is calculated using measurable parameters that align executive team interests with that of the Shareholders. A bonus pool equal to 2.5% of free operating cash flow (excluding changes in non-cash working capital) may be available to NEOs, other corporate headquarter employees, and certain high ranking managers at the mine operations. From this available pool, a percentage of base salary will be awarded to an employee when the Company performance and personal performance achieve target performance for the year. The actual bonus percentage will be determined based on a weighting for achieving Company performance and personal performance according to the level of position, as shown in the following table:

Positions	Target Bonus as % of	Company Performance(2)	Personal Performance(3)
	Base Salary(1)
CEO/Executive Chairman	100%	70%	30%
CFO	50%	60%	40%
Senior managers	30%	50%	50%
Other head office employees	20%	20%	80%
Notes:
(1)	For each individual, the bonus payable may be 30% of his/her target bonus and the maximum 200% of base salary.
(2)	The Company Performance component is based on the achievement of metal production (silver ounce equivalent), all-in sustaining production costs per tonne, and safety & environment goals. Achieving metal production targets will account for 45%, all-in sustaining production costs per tonne targets will account for 40%, and safety & environment targets 15%. If a safety & environment accident occurs and causes regulatory, legal or social damage to the Company, the result of safety & environment component will be set as zero.
(3)	The Personal Performance component is based on contribution to the Company’s core business achievement, satisfaction to the Company’s requirement or core job requirements, personal skill, self-development and initiatives, attendance, familiarity with business, work planning and performance, provide leadership and guidance to other employees or follow Company’s work instructions and leadership, human resource team building, shareholder communications, and Information Technology building. On an annual basis, employees and their supervisors set performance expectations and review progress toward the accomplishment of these goals.

Payment of any bonus is discretionary, is subject to final Board approval and future revision by the Compensation Committee as deemed necessary.

Performance Graph

The Common Shares commenced trading on the TSX on October 24, 2005, under the symbol “SVM” and prior to that time traded on the TSX Venture Exchange. The Common Shares previously traded on the NYSE, also under the symbol “SVM”, but were voluntarily delisted in September 2015, and traded on the Over the Counter Market under the symbol “SVMLF” until May 15, 2017 when they commenced trading on the NYSE American (formerly, NYSE MKT) under the symbol “SVM”. The following chart compares the total cumulative shareholder return for CAD$100 invested in Common Shares on April 1, 2014, with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index for the period from April 1, 2014 to March 31, 2019. The Common Share performance as set out in the graph does not necessarily indicate future price performance and does not factor in the payment of dividends by Silvercorp to its Shareholders.

Cumulative Total Return

Date	2014	2015	2016	2017	2018	2019
SVM	100.00	68.06	85.65	213.89	160.65	158.80
S&P/TSX Composite Index	100.00	103.96	94.13	108.46	107.20	112.32
S&P/TSX Global Gold Index	100.00	86.39	100.76	114.78	103.16	108.01
SVM Closing Price	2.16	1.47	1.85	4.62	3.47	3.43
S&P/TSX Composite Index	14,335,30	14,902.44	13,494,40	15,547,80	15,367.30	16,102.10
S&P/TSX Global Gold Index	180.86	156.24	182.23	207.60	186.58	195.35

The Company takes into account overall share price performance in determining executive compensation amounts; however, share price performance is one of a number of factors, as discussed above, that the Company takes into consideration. Overall, the trend in total compensation for the NEOs has followed the trend in the share price, rising following increases in the share price, and declining when the share prices declines. Total compensation rises and falls in line with share prices in part because of the valuation of option based awards and annual incentive plan payments. There is not a close correlation between the Company’s share price performance and the amount of base salaries, or consulting fees, (collectively “base pay”) paid to Named Executive Officers. While base pay generally increased during times when share price was increasing, total base pay has remained relatively stationary during the recent periods of declining share prices. In considering base pay for the CEO, the Compensation Committee gives particular weight to compensation paid to NEOs at the closest comparable companies, and is particularly cautious in recommending any reductions to base pay, recognizing the difficulty in finding English speaking senior management with experience in operating mines in China or a CEO willing to spend the majority of their time in China.

Application of Executive Bonus Plan

The Compensation Committee agreed that the CEO’s personal performance and Company performance in fiscal 2019 were deserving of full marks.

Highlights of the evaluation included the following:

  Ore mined up 5% to 906,794 tonnes compared to the prior year;

  Metals sold amounted to approximately 6.4 million ounces of silver, 3,500 ounces of gold, 64.8 million pounds of lead, and 22.7 million pounds of zinc, up 6%, 13%, 5% and 16%, respectively, compared to the prior year;

  Sales of $170.5 million, compared to $170.0 million in the prior year;

  Stable gross profit margin and cash flow from operations in a challenging environment of lower metal prices in fiscal 2019 compared to the prior year;

  Cash flow from operations of $67.8 million, compared to $67.9 million in the prior year;

  Paid $4.2 million of dividends to the Company’s shareholders, compared to $3.4 million in the prior year; and

  Ended the fiscal year with $115.3 million in cash and cash equivalents and short-term investments, an increase of $9.2 million or 9%, compared to $106.1 million as at March 31, 2018.

Bonus Pool Calculation for Fiscal 2019

A bonus pool equal to 2.5% of free operating cash flow (excluding changes in non-cash working capital) may be available to NEOs, other corporate headquarter employees, and certain high ranking managers at the mine operations. In fiscal 2019, the available pool for bonus payment was US$1,693,750. For fiscal 2018, the available pool for bonus payment was US$1,697,525, representing 2.5% limit of then free operating cash flow, and the total bonus payout was US$1,581,529, below 2.5% limit.

Bonus Award in Fiscal 2019

Given the Company’s operating, financial and share price performances, the Compensation Committee consulted with the CEO and concluded that the fiscal 2019 bonus to the CEO should be 140% of base pay, that is US$1,039,500, the same bonus paid in fiscal 2018.

The Compensation Committee delegated to the CEO authority to establish performance bonuses for other officers be paid out from the remaining balance in the bonus pool.

Compensation of Directors

The Board on an annual basis approves a directors’ compensation package that includes annual base fees and may include Option-based awards and bonuses. Each non-executive director is currently paid CAD$49,913 per year. In addition, committee chairs are paid an additional CAD$9,983 per year, with the Chairman of the Audit Committee receiving an additional CAD$29,948 per year. The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers for their roles as directors during the most recently completed financial year. On an annual basis, the Compensation Committee reviews the directors’ compensation package relative to director remuneration at the closest comparable peer companies and makes recommendations to the Board regarding director compensation. Total director compensation was CAD$720,824 in fiscal 2019, compared to CAD$790,290 in fiscal 2018 and CAD$492,647 in fiscal 2017. The main reason for the decrease was due to the decrease in the value of Option-based awards.

The following tables set out compensation paid to directors in the financial year ended March 31, 2019:

Director compensation table(1)

Name	Fees earned	Share-	Option-	Non-equity	Pension	All other	Total
	(CAD$)	based	based	incentive plan	value	compensation	(CAD$)
		awards	awards	compensation	(CAD$)	(CAD$)
		(CAD$)	(CAD$)	(CAD$)
S. Paul Simpson	57,173	Nil	96,159 (2)	40,000	Nil	Nil	193,331
Yikang Liu	47,644	Nil	96,159 (2)	25,000	Nil	Nil	168,802
David Kong	76,230	Nil	96,159 (2)	30,000	Nil	Nil	202,389
Marina Katusa	47,644	Nil	96,159 (2)	12,500	Nil	Nil	156,302
Total	228,690		384,634 (2)	107,500			720,824
Notes:
(1)	Disclosure about compensation paid to Dr. Rui Feng in his capacity as director has already been disclosed above under the heading “Summary Compensation Table”.
(2)	The Company has adopted IFRS 2 – Share-based Payment to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumption used to calculate the fair value of each set of Options granted to directors, who are not NEOs, during the financial year ended March 31, 2019:

Name	Grant Date	Options	Exercise	Expiry	Weighted	Weighted	Weighted	Weighted
		Granted	price	Date	average	average	average	average
			(CAD$)		expected	risk free	volatilities	fair value
					life (years)	rates		per option
								(CAD$)
S. Paul Simpson	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.56%	1.13
	15-Nov-2018	50,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
Yikang Liu	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.56%	1.13
	15-Nov-2018	50,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
David Kong	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.56%	1.13
	15-Nov-2018	50,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79
Marina Katusa	24-Aug-2018	50,000	3.40	24-Aug-2021	2.26	2.13%	56.56%	1.13
	15-Nov-2018	50,000	2.60	16-Nov-2021	2.28	2.22%	55.42%	0.79

The Company grants Options from time to time at the discretion of the Board to its directors, in accordance with the policies of the TSX and the Existing Option Plan.

Outstanding Share-Based Awards and Option-Based Awards in Fiscal 2019

The following table summarizes awards outstanding at fiscal year ended March 31, 2019, for each non-executive director.

	Option-Based Awards				Share-Based Awards
Name	Number of	Option	Option Expiration	Value of	Number of	Market or Payout
	Securities	Exercise	Date	Unexercised In-	Shares or Units	Value of Share-
	Underlying	Price		The-Money	of Shares that	Based Awards
	Unexercised	(CAD$)		Options (1)	have not Vested	that have not
	Options			(CAD$)	(#)	Vested (CAD$)
S. Paul Simpson	30,000	1.75	29-May-2019	50,400	Nil	Nil
	13,000	1.76	14-Oct-2019	21,710	Nil	Nil
	100,000	1.43	02-Jun-2020	200,000	Nil	Nil
	50,000	3.63	18-Jan-2020	-	Nil	Nil
	50,000	3.36	02-Oct-2020	3,500	Nil	Nil
	50,000	3.23	12-Mar-2021	10,000	Nil	Nil
	50,000	3.40	24-Aug-2021	1,500	Nil	Nil
	50,000	2.60	16-Nov-2021	41,500	Nil	Nil
Yikang Liu	1,056	1.76	14-Oct-2019	1,764	Nil	Nil
	50,000	3.63	18-Jan-2020	-	Nil	Nil
	50,000	3.36	02-Oct-2020	3,500	Nil	Nil
	50,000	3.23	12-Mar-2021	10,000	Nil	Nil
	50,000	3.40	24-Aug-2021	1,500	Nil	Nil
	50,000	2.60	16-Nov-2021	41,500	Nil	Nil
David Kong	100,000	1.43	02-Jun-2020	200,000	Nil	Nil
	50,000	3.63	18-Jan-2020	-	Nil	Nil
	50,000	3.36	02-Oct-2020	3,500	Nil	Nil
	50,000	3.23	12-Mar-2021	10,000	Nil	Nil
	50,000	3.40	24-Aug-2021	1,500	Nil	Nil
	50,000	2.60	16-Nov-2021	41,500	Nil	Nil
Marina Katusa	90,000	3.36	02-Oct-2020	6,300	Nil	Nil
	50,000	3.23	12-Mar-2021	10,000	Nil	Nil
	50,000	3.40	24-Aug-2021	1,500	Nil	Nil
	50,000	2.60	16-Nov-2021	41,500	Nil	Nil
Note:
(1)	The closing price of the Common Shares on the TSX on March 31, 2019 was CAD$3.43.

Incentive Plan Awards – Value Vested or Earned during the 2018 Fiscal Year

Name	Option-Based Awards –	Share-Based Awards –	Non-Equity Incentive Plan
	Value vested during the year	Value vested during the year	Compensation – Value earned
	(CAD$)	(CAD$)	during the year
			(CAD$)
S. Paul Simpson	96,159	Nil	40,000
Yikang Liu	96,159	Nil	25,000
David Kong	96,159	Nil	30,000
Malcolm Swallow	96,159	Nil	12,500

EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Existing Option Plan which was previously approved by the Shareholders on November 14, 2002, and amended by the Shareholders on October 20, 2004, October 24, 2005, and August 24, 2006. At the 2009 annual general meeting, Shareholders approved a new amendment to the Existing Option Plan in order to, among other things, convert the Existing Option Plan into a “rolling 10% plan” from a “fixed number plan”. At the 2012 and 2016 annual general meetings, Shareholders re-approved the Existing Option Plan. As at August 13, 2019, the total number of Options available under the Existing Option Plan is 17,036,045 (representing 10.0% of the Company’s issued and outstanding Common Shares), 5,862,510 Options outstanding (representing 3.4% of the Company’s issued and outstanding Common Shares), and 11,173,535 Options available for future issuance under the Existing Option Plan (representing 6.6% of the Company’s issued and outstanding Common Shares).

The Existing Option Plan has been established to attract and retain directors, officers, employees and consultants to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Existing Option Plan is administered by the Board and the Compensation Committee.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Existing Option Plan is 10% of the issued and outstanding Common Shares, from time to time. Any Common Shares reserved for issuance pursuant to an Option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Existing Option Plan. Additionally, if any Option has been exercised, the number of Common Shares into which such Option was exercised will become available to be issued upon the exercise of Options subsequently granted under the Existing Option Plan. Thus, upon exercise of Options, the Common Shares underlying such Options will become available for issuance under the Existing Option Plan.

The maximum number of Common Shares under the Existing Option Plan and any other share compensation arrangement of the Company (i) issued to insiders within any one year period, and (ii) issuable to insiders at any time, may not exceed 10% of the Company's issued and outstanding Common Shares. The maximum number of Common Shares issued to directors, officers, employees and bona fide consultants (the “Eligible Persons”) under the Existing Option Plan and under any other share compensation arrangement is limited to 5% of the Common Shares issued and outstanding at the time of the grant.

The Board may, from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company or the Existing Option Plan or, if required by the rules and policies of the TSX, the approval of the Shareholders, suspend, terminate or discontinue the Existing Option Plan at any time, or amend or revise the terms of the Existing Option Plan or of any Option granted under the Existing Option Plan.

The Board has the authority under the Existing Option Plan to establish the exercise price at the time each Option is granted. The exercise price of an Option may not be less than the closing market price for the Common Shares on the TSX on the trading day prior to the date of grant of the Options. The Board, or a committee appointed for such purposes, also has the authority under the Existing Option Plan to determine other terms and conditions relating to the grant of the Options, including any applicable vesting provisions. The Existing Option Plan also includes a specific amending provision that details the amendments to the Existing Option Plan that may be made by the Board without Shareholder approval and other amendments that specifically require Shareholder approval.

The term of the Options granted under the Existing Option Plan shall expire on a date determined by the Board, which may not be later than 10 years from the date of grant of the Option. However, the Existing Option Plan provides that Options that would otherwise expire during “no trading” periods (“Blackout Periods”) established by the Company will be extended for 10 business days after the Blackout Period expires.

All Options granted under the Existing Option Plan are not assignable or transferable other than by will or the laws of succession, except that, if permitted by the rules and policies of the TSX, an optionee shall have the right to assign any Option granted to a trust, RRSP, RESP or similar legal entity. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by such optionee will cease to be exercisable 90 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee’s Options within one year after the date of the optionee’s death but only up to and including the original Option expiry date.

The following table sets out the annual burn rate for three most recently completed financial years ending March 31:

Fiscal Year	Number of	Weighted average	% of	Number of Options	% outstanding Common
	Options granted	number of Common	outstanding	exercised	Shares
		Shares outstanding	Common Shares
2019	1,815,000	168,483,412	1.1%	2,812,496	1.7%
2018	2,192,500	167,848,117	1.3%	857,020	0.5%
2017	1,173,000	167,185,234	0.7%	1,043,280	0.6%

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2019:

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,480,916 Common Shares	$2.86	10,503,289 Common Shares
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	6,480,916 Common Shares	$2.86	10,503,289 Common Shares

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

No director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons is or at any time since the beginning of the Company’s last financial year has been indebted to the Company or any of its subsidiaries or to any other entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. There is no outstanding indebtedness owed by any current or former executive officers, directors or employees to the Company, or any of its subsidiaries, as at the date of the Information Circular.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company (or private companies controlled by them, either directly or indirectly).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction over Common Shares or a combination of both carrying more than 10% of the voting rights attached to the outstanding Common Shares other than Common Shares held by the person or company as underwriter in the course of a distribution; and (d) the Company itself if it has purchased, redeemed or otherwise acquired any of its Common Shares, for so long as, it holds any of its Common Shares.

AUDITOR

Deloitte LLP, Chartered Professional Accounts, of Vancouver, British Columbia, is the Company’s auditor. Deloitte LLP was appointed as auditor of the Company on November 26, 2012.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile under SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended March 31, 2019. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request free copies of the Company’s financial statements and MD&A. Alternatively, they can be found under the Company’s profile on SEDAR at www.sedar.com and the Company’s website at www.silvercorp.ca.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 13th day of August 2019

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chairman, CEO and Director
Silvercorp Metals Inc.

SCHEDULE “1”

THE BOARD OF DIRECTORS CHARTER

The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties. The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

  To act honestly and in good faith with a view to the best interests of the Company.

  To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

  Consistent with its responsibilities to the Company, to further the interests of the shareholders.

  To consider business opportunities and risks, and to adopt strategic plans from time to time.

  To identify the principal risks of the Company’s business, and to implement an appropriate system to manage these risks.

  To develop an investor relations and shareholder communications policy for the Company.

  To oversee management’s adoption of effective internal control and management information systems.

  To review and approve annual and quarterly financial statements and the publication thereof by management.

  To approve operating plans and any capital budget plans.

  To select and approve all key executive appointments, and to monitor executive development.

  To develop the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

  To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

  To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

  To take action on issues that by law or practice requires the independent action of a Board or one of its Committees.

  To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

  To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

SCHEDULE “2”

CORPORATE GOVERNANCE COMMITTEE CHARTER

The Company has established a Corporate Governance Committee of the Board of Directors which consists of three or more directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Committee’s duties and responsibilities are:

  To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

  To advise the Board on issues of conflict of interest for individual directors.

  To examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

  To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

  To identify and to recommend to the Board suitable candidates for nomination as new directors, and to review the credentials of directors standing for re-election.

  With assistance of management, to organize and provide an orientation program for new directors where appropriate.

  To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

  To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public company obligations.

  To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

SCHEDULE “3”

COMPENSATION COMMITTEE CHARTER

The Compensation Committee of the Board of Directors consists of at least three Directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company. The goals are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders’ value.

The Committee’s duties and responsibilities are:

  To make recommendations to the Board with respect to the compensation of senior management and executive officers of the Company.

  To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

  To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

  To review the disclosure to be made of director and executive remuneration in the Management Information Circular.

  To ensure there are appropriate training, development and benefit programs in place for management and staff.

  To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.

  To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

  To perform such other functions as the Board may from time to time assign to the Committee.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

SCHEDULE “4”

AUDIT COMMITTEE CHARTER

I.	Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others; (b) the Company’s compliance with legal and regulatory requirements; (c) the qualification, independence and performance of the Auditors; and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II.	Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.	Responsibilities

(1)	The Committee shall recommend to the Board of directors:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

(2)

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

(4)	The Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)

The Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee must establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	An audit committee must review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V.	Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors

EXHIBIT “A”

CORPORATE GOVERNANCE DISCLOSURE OF
SILVERCORP METALS INC. (the “Company”)

	Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”)	Corporate Governance Practices of the Company
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.	The following members of the board of directors of the Company (the “Board”) are considered to be “independent” within the meaning of NI 58-101: S. Paul Simpson, Marina Katusa, David Kong, and Yikang Liu.
(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The following director is not independent for the reasons stated: Dr. Rui Feng is currently the CEO of the Company.
(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the Company’s directors are independent. Four of the five persons nominated as directors qualify as independent directors for the purposes of NI 58-101.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Dr. Rui Feng is a director of New Pacific Metals Corp.; Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	The independent directors hold meetings at which non-independent directors and members of management are not in attendance at the end of every regularly scheduled Board meeting. Four such meetings have been held since March 31, 2017.
(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.	Dr. Rui Feng, Chair of the Board, is not an independent director. The Board does have an independent lead director, Mr. Paul Simpson. The role of the lead director is to act as the Chair for all meetings referred to in section 1(e) above.

The Board adopted a formal written mandate which defines its stewardship responsibilities to which all Board members strictly adhere. This mandate is attached to this Information Circular as Schedule “1”. The Board also adopted position descriptions for the Chair, the Chair of each Board Committee and the CEO which are posted on the Company’s website.
(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The disclosure of the attendance record of each of the directors is disclosed in the Information Circular under the heading “Corporate Governance - Summary of Attendance of Directors”.
2.	Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a formal written mandate which defines its stewardship responsibilities, which is attached to the Information
Circular as Schedule “1”.

In addition, the committees of the Board have adopted formal written mandates that define their roles and responsibilities. The mandates are attached to the Information Circular as: Schedule “2” Corporate
Governance and Nominating Committee Charter; Schedule “3”

	Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”)	Corporate Governance Practices of the Company
Compensation Committee Charter; and Schedule “4” Audit Committee Charter.
3.	Position Descriptions
(a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair and the Chair of each Board Committee.
(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board and CEO have adopted a written position description for the CEO.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. The Company may also request that Board members be advised by counsel to the Company of their legal obligations as directors of the Company. Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.
(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Directors have been and will continue to inspect the Company’s sites of mining operations, mine development, and exploration sites to give the directors an updated view of the Company’s business.

In addition, from time to time, the Company instructs its General Counsel and its Corporate Secretary to circulate to the Board members a memorandum summarizing new and evolving precedents applicable to directors of public companies with respect to their conduct, duties and responsibilities. Individual board members, and the General Counsel and Corporate Secretary, from time to time, attend continuing education courses to stay abreast of latest developments in corporate governance and regulatory compliance issues. The Company also circulates feedback and commentary when received from proxy advisory firms to the directors.

5.	Ethical Business Conduct
(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	As part of its stewardship responsibilities, the Board approved a formal “Code of Business Conduct and Ethics” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. A copy of the Code is available on the Company’s website, www.silvercorp.ca, and may be obtained by contacting the Company at the address on the cover of this Information Circular or at www.sedar.com.

The Company’s Corporate Governance and Nominating Committee is responsible for setting the standards of business conduct contained in the Code and overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Code is applicable to all employees, consultants, officers and directors, regardless of their position with the Company, at all times and everywhere the Company does business. The Code provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability.

The Board has not granted any waiver of the Code in favour of a director or executive officer, and no material change report has been required or filed in connection with the Code.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior management are dealt with by the Board, regardless of apparent immateriality.

The Board also adopted a formal “Code of Ethical Conduct for Financial Managers” that is applicable to all Financial Managers of the Company, being the Company’s CEO, CFO, principal accounting officer, controller and persons performing similar functions.

Further, the Board approved and implemented a “Whistle Blower” process available to all directors, officers, employees, and any other party. The Chair of the Audit Committee monitors and reports any alleged wrongdoing to the Audit Committee.

The Board approved and implemented a Corporate Disclosure Policy to ensure that communications to the investing public about the Company and its subsidiaries are timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.
(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors must disclose to the Company’s General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board. If it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.
(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Corporate Governance and Nominating Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

6.	Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.	The Board is responsible for recommending candidates for nomination to the Board and its committees. The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, assists the Board by identifying and recommending to the Board suitable candidates for nomination as new directors.

The Board has adopted a majority voting policy as advocated by the Canadian Coalition for Good Governance. Each director nominee has agreed to tender their resignation from the board if they obtain less than a majority of votes in favour of their election in uncontested elections.
(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Corporate Governance and Nominating Committee is composed entirely of independent directors. New nominees must have one or more of the following attributes: a track record in general business management, particularly with public companies; special expertise in an area of strategic interest to the Company; and financial literacy. Nominees must also have the ability to devote the required time to the Company, show support for the Company’s mission and objectives, and have a willingness to serve the Company and its Shareholders.
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board is composed of individuals who will best serve the interest of the Company and assist management in achieving the Company’s goals. Members of the Board and representatives of the mining industry are often consulted for potential candidates.
7.	Compensation
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Company’s Chairman and Compensation Committee review overall compensation policies and make recommendations to the Board on the compensation of the CEO and directors. The Compensation Committee has delegated to the CEO authority to set compensation for other officers, however, the Compensation Committee and the Board review such compensation.
(b)	Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Compensation Committee is comprised of three directors who are all independent.
(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Disclosure about the responsibilities, powers and operation of the Compensation Committee is included in the Information Circular under the heading “Compensation Committee”.
8.	Other Board Committees
	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other committees other than as noted above. From time to time, the Board will establish special independent committees as required for good corporate governance.
9.	Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board and its committees, namely, the Corporate Governance and Nominating Committee, the Compensation Committee, and the Audit Committee, annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

As part of the assessments, the Board and/or the committees review their respective charters and conduct reviews of applicable corporate policies.
10.	Director Term Limits
	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal	The Company has not adopted term limits. The Corporate Governance and Nominating Committee, however, considers the issue

	and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	of board renewal on an annual basis when considering the slate of director nominees.
11.	Policies Regarding the Representation of Women on the Board
	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Currently 20% of the Board members are female. Even though the Board has not adopted a written policy relating to the identification and nomination of female directors or a formal diversity policy, the Board, through its direction to management, continues to promote diversity in the workplace. The Company respects and values differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Company recognizes the benefits arising from diversity in the Board, management and employee base, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent.
12	Consideration of the Representation of Women in the Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.	The Board is committed to fostering a diverse workplace environment where: (i) individual differences and opinions are heard and respected; (ii) employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; (iii) and inappropriate attitudes, behaviours, actions and stereotypes are not tolerated and will be addressed and eliminated.

While the Board informally monitors the Company’s adherence to these principles, it continues to work towards formalizing its policy on diversity and establishing a formal process for the evaluation of compliance with the policy. While directors will be recruited and promoted based upon their qualifications, abilities and contributions, the Corporate Governance and Nominating Committee has decided that it will take into account the benefits of gender diversity when making suggestions to the Board for nominations of new directors. It will also add gender diversity as criteria on which to annually assess its effectiveness. In fiscal 2018, one new female director was appointed to the Board.
13	Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	Though the Company does not have any female executive officers at this time, the Company has benefited from the distinguished service of a number of women in senior executive positions. From 2006 to 2015, Silvercorp’s CFOs were female.

While, executive officers will continue to be recruited and promoted based upon their qualifications, abilities and contributions, gender diversity is included in the list of contributions to be considered when selecting candidates.

14	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted any targets for the number of women on the Board. The Company will consider it in the future. Also see responses to responses to sections 11, 12, and 13 above.
(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted any targets for the number of women in executive officer positions. The Company will consider it in the future. Also see responses to sections 11, 12, and 13 above.
15	Number of Women on the Board and in Executive Officer Positions
	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	There is currently one female director on the Board representing 20% of the Board. There are currently no women in executive officer positions.

EXHIBIT “B”

SILVERCORP METALS INC.

SHARE BASED COMPENSATION PLAN

(Amended and restated October 20, 2004, October 24, 2005, August 24, 2006, August 12, 2009, and August 7, 2019.
Reapproved by shareholders at 2012, 2016 and [2019] annual shareholder meetings respectively)

PART 1

INTERPRETATION

1.01 Definitions. Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following words and phrases shall have the following meanings, respectively, unless the context requires otherwise:

(a)	“Award” means a grant to a Participant of one or more Options, PSUs or RSUs pursuant to the terms of this Plan;

(b)

“Award Agreement” means an Option Award Agreement, a PSU Award Agreement, and/or an RSU Award Agreement or such other written contract, certificate or other instrument or document evidencing an individual Award granted under the Plan, if any, which may, in the discretion of the Company, be evidenced in electronic form (as applicable) as the context requires;

(c)	“Board” means the board of directors of the Company as constituted from time to time, and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(d)	“Canadian Taxpayer” means a Participant (other than a Consultant) who is resident in Canada for the purposes of the Tax Act or is otherwise liable to pay tax under the Tax Act in respect of an Award;

(e)	“Change of Control” means, at any time the occurrence of any of the following, in one transaction or a series of related transactions:

(i)

the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act), whether directly or indirectly, of beneficial ownership of voting securities of the Company that, together with all other voting securities of the Company held by such persons, constitute in the aggregate, more than 50% of all of the then outstanding voting securities of the Company;

(ii)

an amalgamation, merger, arrangement, consolidation, share exchange, take-over bid or other form of business combination of the Company or any of its subsidiaries with another person that results in the holders of voting securities of that other person holding, in the aggregate, more than 50% of all outstanding voting securities of the person resulting from the business combination;

(iii)

the sale, lease, exchange or other disposition of all or substantially all of the property of the Company or any of its affiliates to another person, other than (A) in the ordinary course of business of the Company or of an affiliate of the Company or (B) to the Company or any one or more of its affiliates; or

(iv)	a resolution is adopted to wind-up, dissolve or liquidate the Company.

Notwithstanding the foregoing, a transaction or a series of related transactions will not constitute a Change of Control if such transaction(s) result(s) in the Company, any successor to the Company, or any successor to the Company’s business, being controlled, directly or indirectly, by the same person or persons who controlled the Company, directly or indirectly, immediately before such transaction(s);

(f)	“Company” means SILVERCORP METALS INC.;

(g)

“Consultant” means an individual who provides consulting, technical, management or other services to the Company or any of its subsidiaries, including a Service Provider as defined by the Exchange, and who is permitted by Exchange Policy and by Securities Laws to receive, either directly or through a company, shares or options of the Company in exchange for services;

(h)	“Director” means any director of the Company or of any of its subsidiaries;

(i)	“Dividend Equivalents” means the right, if any, granted under PART 8, to receive future payments in cash or in Shares, based on dividends declared on Shares;

(j)	“Eligible Person” means a Director, Officer, Consultant or Employee who is eligible to receive Awards under the Plan;

(k)	“Employee” means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(l)	“Exchange” means the Toronto Stock Exchange;

(m)	“Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of Awards by the Company, as amended from time to time;

(n)	“Grant Date” means the date on which the Award is made to an Eligible Person in accordance with the provisions hereof;

(o)	“Insider” has the meaning ascribed thereto in the Exchange Policy;

(p)

“Market Price” as of a particular date, shall be equal to the closing price of the Shares for the trading day immediately preceding such date as reported by the Exchange, or, if the Shares are not listed on the Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;

(q)	“Option” means an option to purchase Shares of the Company pursuant to the Plan;

(r)

“Option Award Agreement” means a written award agreement, substantially in the form of Schedule A – Option Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.02;

(s)	“Option Price” means the Market Price on the Grant Date of the Options;

(t)	“Officer” means any officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(u)	“Outstanding Issue” means the issued and outstanding Shares, as determined by Exchange Policy and by Securities Laws;

(v)	“Participants” means an Eligible Person granted Awards in accordance with the Plan;

(w)	“Plan” means this share based compensation plan as from time to time amended;

(x)

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance, the financial performance of the Company and/or of its subsidiaries and/or achievement of corporate goals and strategic initiatives, and that may be used to determine the vesting of the Awards, when applicable;

(y)

“PSU” means a performance share unit granted in accordance with Section 6.01, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable PSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the PSU or its equivalent in Shares at the discretion of the Company;

(z)

“PSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule B – PSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to a PSU and entered into in accordance with Section 6.02;

(aa)

“RSU” means a restricted share unit granted in accordance with Section 7.01, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable RSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the RSU or its equivalent in Shares at the discretion of the Company;

(bb)

“RSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule C – RSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an RSU and entered into in accordance with Section 7.02;

(cc)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(dd)	“Securities Laws” means the acts, policies, bylaws, rules and regulations of the Canadian securities commissions governing the granting of Awards by the Company, as amended from time to time;

(ee)

“Service Agreement” means any written agreement between a Participant and the Company or a subsidiary of the Company (as applicable), in connection with that Participant’s employment, service or engagement as a Director, Officer, Consultant or Employee or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

(ff)	“Shares” means common shares of the Company;

(gg)	“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

1.02 Gender. Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2

PURPOSE OF PLAN

2.01 Purpose. The purpose of this Plan is to attract and retain Employees, Consultants, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Awards granted under this Plan to purchase Shares.

PART 3

ADMINISTRATION OF PLAN

3.01 Administration. This Plan shall be administered and interpreted by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members, and in such circumstances, all references to the term “Board” will be deemed to be references to such Committee, except as may otherwise be determined by the Board. The day-to-day administration of the Plan may be delegated to such Officers and Employees as the Board determines.

3.02 Board Authority. Subject to the terms and conditions set forth in the Plan, the Board shall have the sole and absolute discretion to: (i) designate Participants; (ii) determine the type, size, price, terms, and conditions of Awards to be granted; (iii) determine the method by which an Award may be vested, settled, exercised, canceled, forfeited, or suspended; (iv) determine the circumstances under which the delivery of cash, property, or other amounts payable with respect to an Award may be deferred either automatically or at the Participant’s or the Board’s election; (v) interpret and administer, reconcile any inconsistency in, correct any defect in, and supply any omission in the Plan and any Award granted under, the Plan; (vi) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Board shall deem appropriate for the proper administration of the Plan; (vii) accelerate the vesting, delivery, or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards; and (viii) make any other determination and take any other action that the Board deems necessary or desirable for the administration of the Plan or to comply with any applicable law.

No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan, any Award Agreement or other document or any Awards granted pursuant to the Plan.

Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing any Award granted pursuant to the Plan shall be within the sole discretion of the Board, may be made at any time, and shall be final, conclusive, and binding upon all persons or entities, including, without limitation, the Company, any subsidiary of the Company, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

3.03 Committee's Recommendations. The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

PART 4

RESERVE OF SHARES FOR AWARDS

4.01 Sufficient Authorized Shares to be Reserved. A sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Awards granted under this Plan. Shares that were the subject of Awards that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Award granted under this Plan. If any Award has been exercised, the number of Shares into which such Award was exercised shall become available to be issued upon the exercise of Awards subsequently granted under the Plan.

4.02 Maximum Number of Shares to be Reserved Under Plan. The aggregate number of Shares which may be subject to issuance pursuant to Awards granted under this Plan, and inclusive of any other share-based compensation arrangement adopted by the Company, shall be equal to 10% of the Outstanding Issue, from time to time.

4.03 Maximum Number of Shares Reserved. Unless authorized by shareholders of the Company, this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result, at any time, in:

(a)	the number of Shares (i) issued to Insiders, within any one year period, and (ii) issuable to Insiders, at any time, exceeding 10% of the Outstanding Issue;

(b)	the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue; or

(c)	if required by Exchange Policy or Securities Laws, the issuance to Consultants of a number of Shares exceeding 2% of the Outstanding Issue.

4.04 Number of Shares. The number of Shares reserved for issuance to any one person pursuant to Awards granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the Awards.

4.05 No Fractional Shares. No fractional Shares shall be issued upon the exercise of Options or the settlement of PSUs or RSUs in Shares, and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option or settlement of a PSU or RSU in Shares, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 5

OPTIONS

5.01 Grant. Options may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable Securities Laws and Exchange Policy.

5.02 Terms and Conditions. Options shall be evidenced by an Option Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of Shares to which the Options to be awarded to the Participant pertain;

(b)	the exercise price of the Options, which shall not be less than the Option Price on the Grant Date;

(c)	the expiry date of the Options, which will not be later than ten years from the Grant Date or such shorter period as prescribed by the Exchange;

(d)	the vesting schedule of the Options; and

(e)

such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.

5.03 Vesting. Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement, each Option shall vest as to one-quarter of the number of Shares granted by such Option every six months following the Grant Date for the first two anniversaries of the Grant Date of such Option (and in no circumstances shall Options vest at a rate that is faster).

5.04 Method of Exercise. Subject to the exercisability and termination provisions set forth in this Plan and in the applicable Option Award Agreement, Options may be exercised, in whole or in part, at any time and from time to time during the term of the Option, by the delivery of written notice of exercise (the “Exercise Notice”) by the Participant to the Company substantially in the form of Appendix A to the Option Award Agreement specifying the number of Shares to be purchased. Such notice will be accompanied by payment in full of the Option Price and any applicable tax withholdings by one of following methods:

(a)	in cash, by certified cheque or bank draft payable to the Company or by wire transfer of immediately available funds;

(b)

subject to the approval of the Board, a Participant may choose to undertake a “cashless exercise” with the assistance of a broker (the “Broker”) in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Option Price for all Options being exercised by that Participant under an Exercise Notice and any applicable tax withholdings. Pursuant to the Exercise Notice, the Participant may authorize the Broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Company to satisfy the Option Price and any applicable tax withholdings, promptly following which the Company shall issue the Shares underlying the number of Options as provided for in the Exercise Notice; or

(c)

in addition, in lieu of exercising any vested Option in the manner described in this Section 5.04(a) or Section 5.04(b), and pursuant to the terms of this Section 5.04(c), a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Corporate Secretary of the Company, substantially in the form of Appendix B to the Option Award Agreement (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula, subject to acceptance of such Surrender Notice by the Board and provided that arrangements satisfactory to the Company have been made to pay any applicable withholding taxes:

X = (Y * (A-B)) / A

Where:

X = the number of Shares to be issued to the Participant upon exercising such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued

Y = the number of Shares underlying the Options to be Surrendered

A = the Market Price of the Shares as at the date of the Surrender

B = the Option Price of such Options

No certificates for Shares so purchased will be issued to the Participant (including pursuant to Section Error! Reference source not found. and Section 5.04(c)) until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the exercise of the Option. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Company of the full purchase price for such Shares and the fulfilment of any other requirements contained in the Option Award Agreement or applicable provisions of laws.

5.05 Termination of Employment. If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have such rights to exercise any vested Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement. For the avoidance of doubt, subject to applicable laws, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s termination date will be considered as extending the Participants period of employment for the purposes of determining his entitlement under the Plan. The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any Awards which would have settled or vested or accrued to the Participant after the termination date.

5.06 Death. If a Director, Officer, Consultant or Employee dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the Director, Officer, Consultant or Employee under this Plan which remains outstanding.

PART 6

PERFORMANCE SHARE UNITS

6.01 Grant. PSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a PSU for purposes of the Plan will be the date on which the PSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

6.02 Terms and Conditions. Any PSU granted under this Plan shall be evidenced by a PSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of PSUs to be awarded to the Participant;

(b)	the performance cycle applicable to each PSU, which shall be the period of time between the Grant Date and the date on which the Performance Criteria specified in Section 6.02(c) must be satisfied before the PSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case end later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c)	the Performance Criteria that shall be used to determine the vesting of the PSUs;

(d)	whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with PART 8; and

(e)

such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

6.03 PSU Accounts. A separate notional account shall be maintained for each Participant with respect to PSUs granted to such Participant (a “PSU Account”) in accordance with Section 14.03. PSUs awarded to the Participant from time to time pursuant to Sections 6.01 shall be credited to the Participant’s PSU Account and shall vest in accordance with Section 6.04. On the vesting of the PSUs pursuant to Section 6.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.05, or on the forfeiture or termination of the PSUs pursuant to the terms of the Award, the PSUs credited to the Participant’s PSU Account will be cancelled.

6.04 Vesting. Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each PSU shall vest as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any Performance Criteria having been satisfied and will be settled in accordance with Section 6.05.

6.05 Settlement.

(a)

The PSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of PSUs attached to the PSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested PSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the PSUs. The delivery of certificates representing the Shares to be issued in settlement of PSUs will be contingent upon the fulfilment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

(b)

For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

6.06 Termination of Employment. If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding PSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of termination, after which time the PSUs shall in all respects terminate.

6.07 Death. If a Director, Officer, Consultant or Employee dies, all outstanding PSUs that were vested on or before the date of the date of death such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 6.05 as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the Performance Criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining PSUs shall in all respects terminate as of the date of death.

6.08 PSU Tax Considerations. Any PSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 7

RESTRICTED SHARE UNITS

7.01 Grant. RSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a RSU for purposes of the Plan will be the date on which the RSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

7.02 Terms and Conditions. Any RSU granted under this Plan shall be evidenced by an RSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of RSUs to be awarded to the Participant;

(b)

the period of time between the Grant Date and the date on which the RSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case be later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c)	whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with PART 8; and

(d)

such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

7.03 RSU Accounts. A separate notional account shall be maintained for each Participant with respect to RSUs granted to such Participant (an “RSU Account”) in accordance with Section 14.03. RSUs awarded to the Participant from time to time pursuant to Sections 7.01 shall be credited to the Participant’s RSU Account and shall vest in accordance with Section 7.04. On the vesting of the RSUs pursuant to Section 7.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 7.05, or on the forfeiture or termination of the RSUs pursuant to the terms of the Award, the RSUs credited to the Participant’s RSU Account will be cancelled.

7.04 Vesting. Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest when all applicable restrictions shall have lapsed (which shall be the “RSU Vesting Date”) and will be settled in accordance with Section 7.05. Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest and shall be settled on November 30th following the two year anniversary of the Grant Date.

7.05 Settlement.

(a)

The RSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of RSUs attached to the RSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested RSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the RSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the RSUs. The delivery of certificates representing the Shares to be issued in settlement of RSUs will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

(b)

For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

7.06 Termination of Employment. If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of termination, after which time the RSUs shall in all respects terminate.

7.07 Death. If a Director, Officer, Consultant or Employee dies, all outstanding RSUs that were vested on or before the date of death of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 7.05 as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death. Subject to the foregoing, any remaining RSUs shall in all respects terminate as of the date of death.

7.08 RSU Tax Considerations. Any RSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 8

DIVIDEND EQUIVALENTS

8.01 Credit of Dividend Equivalents. The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account and RSU Account with respect to Awards of PSUs or RSUs. Dividend Equivalents to be credited to a Participant’s PSU Account or RSU Account shall be credited as follows:

(a)

any cash dividends or distributions credited to the Participant’s PSU Account or RSU Account shall be deemed to have been invested in additional PSUs or RSUs, as applicable, on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date by (ii) the Market Price of one Share on such payment date, and such additional PSU or RSU, as applicable, shall be subject to the same terms and conditions as are applicable in respect of the PSU or RSU, as applicable, with respect to which such dividends or distributions were payable; and

(b)

if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the PSUs or RSUs, as applicable, with respect to which they were paid.

8.02 No Dividend Equivalent. No Dividend Equivalent will be credited to or paid on Awards of PSUs or RSUs that have expired or that have been forfeited or terminated.

PART 9

ADJUSTMENTS

9.01 Corporate Reorganizations. The number and kind of Shares to which an Award pertains and, with respect to Options, the Option Price, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Company, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded

9.02 No Adjustment for Additional Purchases of Securities. If at any time the Company grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected.

9.03 Cumulative Effect of Adjustments. The adjustments provided for in this PART 9 shall be cumulative.

9.04 Amendments to Effect Adjustments. On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.

PART 10

CHANGE OF CONTROL

10.01 Effect of a Change of Control. Despite any other provision of the Plan, in the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this Section 10.01, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full.

10.02 Discretion to Accelerate Vesting. Despite anything else to the contrary in the Plan, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board has the power, in its sole discretion, to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 10.02 is not completed within the time specified (as the same may be extended), then despite this Section 10.02 or the definition of “Change of Control”, (i) any conditional exercise of vested Awards will be deemed to be null, void and of no effect, and such conditionally exercised Awards will for all purposes be deemed not to have been exercised, and (ii) Awards which vested pursuant to this Section 10.02 will be returned by the Participant to the Company and reinstated as authorized but unissued Shares and the original terms applicable to such Awards will be reinstated.

10.03 Termination of Awards on Change of Control. If the Board has, pursuant to the provisions of Section 10.02 permitted the conditional exercise of Awards in connection with a potential Change of Control, then the Board will have the power, in its sole discretion, to terminate, immediately following actual completion of such Change of Control and on such terms as it sees fit, any Awards not exercised (including all vested and unvested Awards).

10.04 Further Assurances on Change in Control. The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement shall be subject to the completion of the Change of Control.

10.05 Awards Need Not be Treated Identically. In taking any of the actions contemplated by this PART 10, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.

10.06 No Fractional Shares. No fractional Shares or other security will be issued upon the exercise of any Award and accordingly, if as a result of a Change of Control, a Participant would become entitled to a fractional Share or other security, such participant will have the right to acquire only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 11

SECURITIES LAWS AND EXCHANGE POLICIES

11.01 Exchange's Rules and Policies Apply. This Plan and the granting and exercise of any Awards hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern. In the event that the Company’s listing changes from one tier to another tier on a stock exchange or the Company’s shares are listed on a new stock exchange, the granting of Awards shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant Awards pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

PART 12

AMENDMENT OF PLAN

12.01 Board May Amend. Subject to Section 12.03 hereof, the Board my amend the Plan or Awards at any time, provided, however, that no such amendment of the Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such Participant under the Plan. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(c)	to change any vesting provisions of Awards;

(d)	to change the termination provisions of the Awards or the Plan;

(e)	to change the persons who qualify as eligible Participants under the Plan; and

(f)	to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Plan.

12.02 Termination. The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Award or materially impair any right of any Participant pursuant to any Award granted prior to the date of such termination except with the consent of such Participant and notwithstanding such termination the Company, such Awards and such Participants shall continue to be governed by the provisions of this Plan.

12.03 Amendments Requiring Shareholder Approval. Shareholder approval shall be obtained in accordance with the requirements of the Exchange for any amendment that results in:

(a)	an increase in the number of Shares issuable under Awards granted pursuant to the Plan;

(b)	a reduction in the Option Price of an Option, or a cancellation and reissuance of an Option;

(c)

an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with Section 14.05;

(d)	a revision to Section 14.05 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

(e)	a revision to the insider participation limits or the non-executive director limit set out in Section 4.03;

(f)	a revision to the amending provisions set forth in this PART 12; or

(g)	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the Exchange Policies).

PART 13

EFFECT OF PLAN ON OTHER COMPENSATION OPTIONS

13.01 Other Options Not Affected. This Plan is in addition to any other existing stock options granted prior to and outstanding as at the date of this Plan and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 14

MISCELLANEOUS

14.01 No Rights as Shareholder. Nothing contained in the Plan nor in any Award granted hereunder shall be deemed to give any person any interest or title in or to any Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever with respect to Shares issuable pursuant to an Award until such person becomes the holder of record of Shares.

14.02 Employment. Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or interfere in any way with the right of the Company to terminate such employment or directorship at any time. Participation in the Plan by an Eligible Person is voluntary. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Company to grant any Awards in the future nor shall it entitle the Participant to receive future grants.

14.03 Record Keeping. The Company shall maintain appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers shall include, as appropriate:

(a)	the name and address of each Participant;

(b)	the number of Awards credited to each Participant’s account;

(c)	any an d all adjustments made to Awards recorded in each Participant’s account; and

(d)	such other information which the Company considers appropriate to record in such registers.

14.04 No Representation or Warranty. The Company makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

14.05 Black Out Periods. Notwithstanding any other provision of the Plan, if the expiry date or vesting date of an Award, other than a PSU or RSU awarded to a Canadian Taxpayer, as applicable, is (i) during a self-imposed

“black out” or similar period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), or (ii) within two business days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout period has ended, the expiry date or vesting date of such Award. In the case of a PSU or RSU awarded to a Canadian Taxpayer, any settlement that is effected during a Blackout Period in order to comply with Sections 6.08 or 7.08, as applicable, in the case of a Canadian Taxpayer shall (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

14.06 Unfunded Plan. Unless otherwise determined by the Board, the Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

14.07 Conformity to Plan. In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

14.08 Non-Transferability. Except as may otherwise be specifically determined by the Board with respect to a particular Award, Awards granted to a Participant pursuant to this Plan are personal to the Participant and may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent and distribution.

14.09 Term of Award. Subject to Section 14.05, in no circumstances shall the term of an Award exceed ten years from the Grant Date.

14.10 Expiry, Forfeiture and Termination of Awards. If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect

14.11 Tax Withholding.

(a)

Notwithstanding any other provision of the Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (i) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (ii) any other mechanism as may be required or appropriate to conform with local tax and other rules. The Company may also, in its sole discretion, agree to allow a Participant to satisfy its withholding obligation by surrendering the right to a receive a portion of the Shares that would otherwise be issued to the Participant, such that the number of Shares received by the Participant shall be reduced by such number of Shares as are equal in value to the withholding obligation (as determined by the Company).

(b)

Notwithstanding any other provision of the Plan, the Company shall not be required to issue any Shares or make payments under this Plan until arrangements satisfactory to the Company have been made for payment of all applicable withholdings obligations.

(c)

The sale of Shares by the Company, or by a broker on behalf of the Company, under Section 14.11(a) or under any other provision of the Plan will be made on the Exchange or any other alternative trading system. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Company or the broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(d)

The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale. The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Award and/or transactions in the Shares. Neither the Company, nor any of its directors, officers, Employees, shareholders or agents will be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares under the Plan, with respect to any fluctuations in the market price of Shares or in any other manner related to the Plan.

PART 15

EFFECTIVE DATE OF PLAN

15.01 Effective Date. This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company, however, Awards may be granted under this Plan prior to the receipt of approval by shareholders and acceptance from the Exchange. Any Awards granted prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Awards may be exercised or will vest unless such approval and acceptance is given.

DATE OF PLAN: November 14, 2002

AMENDED: October 20, 2004; October 24, 2005, August 24, 2006, August 12, 2009, and August 7, 2019.